Via EDGAR

December 19, 2019

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	Ruairi Regan

Division of Corporation Finance

Office of Real Estate & Construction

Re:	Landmark Infrastructure Partners LP

Registration Statement on Form S-3

Filed December 4, 2019

File No. 333-235352

Ladies and Gentlemen:

Set forth below is the response of Landmark Infrastructure Partners LP, a Delaware limited partnership (the “Partnership”), to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 17, 2019, with respect to the Registration Statement on From S-3 (the “Registration Statement”), filed with the Commission on December 4, 2019, File No. 333-235352.

Concurrently with the submission of this response letter, we are filing, through EDGAR, Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

For your convenience, each response is prefaced by the text of the Staff’s corresponding comment in bold text.

Registration Statement on Form S-3

Exclusive Forum, page 36

1.

We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or

Securities and Exchange Commission

December 19, 2019

liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement to highlight the inapplicability of the exclusive forum provision to certain actions arising under the Securities Act and Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. We have further included a risk factor with respect to the exclusive forum provision in Amendment No. 1. Please see pages 2 and 36 of Amendment No. 1. In order to further inform investors of the inapplicability of the exclusive forum provision to those actions or claims, we intend to include the risk factor in our annual report on Form 10-K in the future.

* * * * *

Please direct any questions or comments regarding the foregoing to the undersigned at (310) 598-3173 or to our counsel at Latham & Watkins LLP, John M. Greer, at (713) 546-7472.

Very truly yours,

Landmark Infrastructure Partners LP

By: Landmark Infrastructure Partners GP, LLC, its general partner

By:	/s/ George P. Doyle
Name:	George P. Doyle
Title:	Chief Financial Officer and Treasurer

cc:	Brigitte Lippmann, Securities and Exchange Commission

John M. Greer, Latham & Watkins LLP